

November 23, 2021

Roberto Ardagna
Chief Executive Officer
Investindustrial Acquisition Corp.
Suite 1, 3rd Floor, 11-12 St James's Square
London SW1Y 4LB
United Kingdom

> **Re: Investindustrial Acquisition Corp.**
> **Form 8-K filed on November 22, 2021**
> **File No. 001-39720**

Dear Mr. Ardagna:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction